 Filed Pursuant to Rule 424(b)(7)
Registration No. 333- 151811

PROSPECTUS SUPPLEMENT NO. 2
To prospectus dated June 20, 2008

Class A Common Stock

This prospectus supplement no. 2, which supplements the prospectus dated June 20, 2008 and filed by us on June 20, 2008 and the prospectus supplement no. 1 dated July 11, 2008 and filed by us on July 11, 2008, relates to the resale from time to time by selling shareholders of shares of our Class A common stock that we may issue to them upon the conversion of our 3.50% Senior Convertible Notes due 2013, or the “notes”.

You should read this prospectus supplement in conjunction with the related prospectus and the related prospectus supplement no. 1. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to the prospectus. This prospectus supplement is qualified by reference to the prospectus and the prospectus supplement no. 1, except to the extent that the information provided by this prospectus supplement supersedes or supplements information contained in the prospectus and in the prospectus supplement no. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 7, 2008.

SELLING SHAREHOLDERS

The table of selling shareholders appearing under the caption “Selling Shareholders” beginning on page 5 of the prospectus dated June 20, 2008 and the table of selling shareholders appearing under the caption “Selling Shareholders” in the prospectus supplement no. 1 dated July 11, 2008 are hereby supplemented and amended by adding to them the information regarding certain selling shareholders set forth below. Where the name of a selling shareholder identified in the table below also appears in the table in the prospectus or in the table in the prospectus supplement no. 1, the information set forth below regarding such selling shareholder supersedes and replaces the information in the prospectus and in the prospectus supplement no. 1.

The information set forth below is based on information provided by or on behalf of the selling shareholders to us in a selling shareholder questionnaire and is as of the date specified by the selling shareholders in such questionnaires.  The selling shareholders identified below, in the prospectus dated June 20, 2008 or the prospectus supplement no.1 dated July 11, 2008 may have sold, transferred or otherwise disposed of all or a portion of their notes or the shares of Class A common stock issuable upon conversion of the notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

Selling Shareholder(1)	Number of Shares Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock That May Be Sold Pursuant to this Prospectus(2)	Number of Shares Beneficially Owned After Offering	Percentage of Outstanding Class A Common Stock Beneficially Owned After Offering(3)
Absolute Strategies Fund, Forum Funds Trust(4)	26,190	26,190	-	*
CQS Convertible and Quantitative Strategies Master Fund Limited(5)	176,190	176,190	-	*
Lyxor/Mohican Convertible Arbitrage Fund Limited(6)	33,333	33,333	-	*
Sage Capital Management, LLC(7)	14,285	14,285	-	*
Wolverine Convertible Arbitrage Fund Trading Limited(8)	71,428	71,428	-	*

*	Less than 1%.

(1) Information regarding the selling shareholders may legally change from time to time. Any such changed information will be set forth in supplements to this prospectus if legally required.

(2) Assumes for each $1,000 in principal amount of notes a maximum of 9.5238 shares of Class A common stock will be received upon conversion.  This conversion rate is subject to adjustment as described in the Indenture among us, Central European Media Enterprises N.V., CME Media Enterprises B.V. and The Bank of New York, dated March 10, 2008, a copy of which is filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, incorporated herein by reference.   As a result, the number of shares of Class A common stock issuable upon conversion of the notes may increase or decrease in the future.  We will not issue fractional shares of our Class A common stock upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares based on the volume weighted average price per share of our Class A common stock on the final settlement period trading day of the applicable conversion period (or in the case if settlement in shares of Class A common stock only, the conversion period that would be applicable if settlement were in cash and, if applicable, shares of our Class A common stock).

(3) Calculated based on 36,017,823 shares of Class A common stock outstanding as of June 16, 2008.   In calculating this amount for each holder, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes. The beneficial ownership in this column assumes that the selling stockholder sells all of the shares offered by this prospectus issuable upon the conversion of the notes that are beneficially owned by the selling stockholder as of the date of this prospectus.

(4) Eric Hage has voting and dispositive power over the shares offered by the selling shareholder.

(5) The Directors of the selling shareholder are Karla Bodden, Dennis Hunter, Alan Smith, Jonathan Crowther,  Jane Flemming, and Gary Gladstein and each have voting and dispositive power over the shares offered by the selling shareholder.

(6) Lyxor Asset Management is the sub-manager of the selling shareholder. The selling shareholder is a wholly-owned subsidiary of Societe Generale which is an affiliate of Societe Generale America Securities LLC, a US Broker-Dealer.  This is part of Societe Generale Corporate Group.  However, there are “security walls” in place between the selling security holder, Societe Generale and Societe Generale America Securities LLC.  The US broker-dealer affiliates are not involved in this transaction.  The selling shareholder has certified that it acquired the notes in the ordinary course of business and that at the time of the purchase of the notes, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes.  SG Hambros Fund Managers (Jersey) Ltd. and Eric Hage have voting and dispositive power over the shares offered by the selling shareholder.

(7) Peter deLisser, the managing member of the selling shareholder, has voting and dispositive power over the shares offered by the selling shareholder.

(8) Christopher Gust, James Harkness and Andrew Sujdak exercise control over the selling shareholder and each of Messrs. Gust, Harkness and Sujdak disclaim beneficial ownership of the shares offered by the selling shareholder.